UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65748 / November 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14608

In the Matter of	
Advanced Remote Communication Solutions, Inc., **American Aircraft Corp. (a/k/a Codima, Inc.),** **Avicena Group, Inc.,** **Blowout Entertainment, Inc.,** **Bottomline Home Loan, Inc., and** **Bytewatch Technologies, Inc.,** Respondents.	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AVICENA GROUP, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Avicena Group, Inc. ("Avicena Group" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 31, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Avicena Group, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Avicena Group (CIK No. 1317092) is a delinquent Delaware corporation located in South San Francisco, California. At all times relevant to this proceeding, the securities of Avicena Group have been registered under Exchange Act Section 12(g). Avicena Group was the subject of a trading suspension issued by the Commission pursuant to Exchange Act Section 12(k) on February 12, 2009 due to questions concerning the accuracy of publicly available information regarding ownership and control of the company. As of October 26, 2011, the company's stock (symbol "AVCE") was traded on the over-the-counter markets.

2.   Avicena Group has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.